EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Kinross Gold Corporation

We consent to the use of:

•

our Report of Independent Registered Public Accounting Firm dated February 16, 2022 addressed to the shareholders and board of directors of Kinross Gold Corporation (the “Company”) on the consolidated financial statements of the Company, which comprise the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, cash flows and equity for each of the years then ended, and the related notes, and

•	our Report of Independent Registered Public Accounting Firm dated February 16, 2022 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021,

each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2021.

We also consent to the incorporation by reference of such reports in the Company’s Registration Statements (Nos. 333-180822, 333-180823, 333-180824, 333-217099 and 333-262966) on Form S-8 and Registration Statement (No. 333-239219) on Form F- 10.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 31, 2022

Toronto, Canada